SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH MARCH 30, 2007

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE	March 30, 2007

TAM launches today a flight connecting Brazil to Italy

Agreements with international partners will enable the Company to offer connections to dozens of destinations in Europe, the Middle East, Africa and Asia

São Paulo, March 30, 2007 - TAM (Bovespa: TAMM4 and NYSE: TAM) launches today (30) its third new international direct flight to Europe, which will depart daily from Guarulhos, São Paulo, at 7:00PM and will land at Terminal 1 of Malpensa, Milan’s main airport, in Italy, at 11:40AM (local time). The return flight leaves at 1:30PM (local time), landing in São Paulo at 8:25PM.

The flight to Italy will be on the third MD-11 delivered by Boeing and incorporated yesterday (29) to TAM’s operational fleet, capable of transporting up to 279 passengers, accommodated in three classes of service (First, Business and Economy).

One of the differentials of this flight offered by TAM is the cabin entertainment service for the First and Business Classes. The entire range of video, audio and games is available in small portable gadgets known as PEA (Personal Entertainment Appliance). The program includes 10 films, 3 variety channels, 9 games, 100 music albums and video clips.

Agreements entered into with international airliners enable TAM to offer its passengers connections from Milan airport to dozens of other destinations in Italy and other countries in Europe, the Middle East, Africa and Asia. As a result, with a single ticket, passengers may fly with TAM to Milan and, from there on, follow to Italian destinations, such as Rome, Florence, Genoa, Naples, Bologna and Venice, among others, in flights from our airline partners.

Passengers from the First and Business Classes will have access to TAM’s Pergolesi VIP Lounge, located on Terminal 1 of the Malpensa Airport, with the following services available: open bar, buffet, TV lounge, business center, Internet access, copier, fax, telephone, newspapers and magazines, in addition to a relaxation room and the availability of a wheelchair. The Company also offers to these passengers a complimentary transfer in private car and a free mobile handset, for which the customer only pays for calls made. In addition, inside Malpensa Airport there is a train station connecting the airport to subway stations in downtown Milan, with express trains leaving every 30 minutes.

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Milan will be the third destination of TAM in Europe. The Company already flies to Paris (three flights per day, one leaving from Rio de Janeiro) and London (daily flights). This new flight was obtained by the Company as a result of the increase in slots within the framework of the bilateral agreement entered into in November by the governments of Brazil and Italy.

TAM’s strategy for the international segment is to increase selectively in profitable markets. At the end of February, the Company had a 61% market share among the Brazilian companies operating in the international market, according to official data from ANAC. With the addition of this new destination, TAM strengthens its international network and establishes another gateway to Europe. It is expected that Italy will attract both business and leisure traffic.

In the international market, TAM also operates five daily flights to the United States – two to New York and three to Miami, and one of the latter departures from Fortaleza, with stops in Belém and Manaus. Once a week, the flight to Miami that leaves from Guarulhos, in São Paulo, stops in Salvador. In South America, it operates two flights a day to Santiago, in Chile, and has 56 weekly flights to Buenos Aires, in Argentina. Through TAM Mercosur, it also serves Asunción and Ciudad del Este (Paraguay), Córdoba (Argentina), Montevideo and Punta del Este (Uruguay), and Santa Cruz de la Sierra and Cochabamba (Bolivia). The Company also offers a daily flight to Lima, Peru, operated in code-share with Taca.

Investor Relations Contact:	Press Agency Contact:
Phone.: (55) (11) 5582-9715	Phone.: (55) (11) 5582-8167
Fax: (55) (11) 5582-8149	Fax: (55) (11) 5582-8155
invest@tam.com.br	tamimprensa@tam.com.br
www.tam.com.br/ri

About TAM:

TAM Linhas Aéreas (www.tam.com.br) has been the leader in the Brazilian domestic market for more than three years and it had a 47.3% Brazilian domestic market share and a 61.0% international market share in February 2007. TAM operates regular flights to 48 destinations throughout Brazil. It serves 75 different cities in the domestic market through regional alliances. Additionally, it maintains code-share agreements with international airline companies that allow it to serve other destinations throughout the world. TAM was the first Brazilian airline company to launch a Loyalty Program. Currently, the program has 3.8 million subscribers and has awarded more than 4.2 million tickets.

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SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 30, 2007

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.